Exhibit 99.1

ARBE ROBOTICS LTD

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Arbe Shareholders:

We cordially invite you to attend our 2024 Annual General Meeting of Shareholders of Arbe Robotics Ltd., or the Company, to be held at 16:00 (Israel time), 9:00 AM (EST), on Wednesday, September 11, 2024. The meeting will solely be held virtually via videoconference at https://www.cstproxy.com/arberobotics/2024 and without physical presence of shareholders or their representatives.

It is proposed that at the meeting, the shareholders adopt resolutions for the following purposes:

1.	Election of Class III Directors: Election of each of Mr. Yair Shamir, Mr. Kobi Marenko and Mr. Scott E. Christ as Class III directors of the Company, to serve approximately three years until the Company’s annual general meeting of shareholders to be held in 2027 and until their respective successors are duly elected.
2.	Executives Equity Compensation: Approval of grant of an equity-based award to each of (a) Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board, and (b) Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board.
3.	New Board Member Compensation Terms: Approval of the compensation terms of Prof. Yonina Eldar in her capacity as an industry expert director, including the grant of an equity-based award.
4.	Appointment of Independent Auditors: Approval of the appointment of Somekh Chaikin, a member firm of KPMG International, a registered public accounting firm as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s 2025 annual general meeting of shareholders, and to authorize the Audit Committee and/or Board to fix such accounting firm’s annual compensation.
5.	Registered Share Capital Increase: To approve an increase of the Company's registered (authorized) share capital by an additional NIS 7,560, which consists of 35,000,000 ordinary shares par value NIS 0.000216 each, to a total of 165,000,000 ordinary shares.

Members of the Company’s management will be available at the meeting to discuss the Company’s audited financial statements for the year ended December 31, 2023.

The Board unanimously recommends that you vote in favor of each of the proposals, which will be more fully described in the Company’s proxy statement, to be filed prior to the meeting.

We know of no matters to be submitted at the meeting other than as specified herein.

The record date for the meeting is July 31, 2024. Only shareholders of record at the close of business on the record date are entitled to notice of and to vote at the meeting or any adjournments, postponements, or continuations thereof.

Information as to attendance at the meeting and the voting procedures will be set forth in the Company’s proxy statement, which, together with the proxy card, will be made available to shareholders and posted on the Company’s website in advance of the meeting.

Thank you for your ongoing support of, and continued interest in Arbe.

Sincerely,

Yair Shamir
Chairman of the Board

Kobi Marenko
Chief Executive Officer	July 25, 2024